October 12, 2007

VIA EDGAR AND FACSIMILE

Mr. John P. Nolan, Accounting Branch Chief

Ms. Babette Cooper, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unibanco - Union of Brazilian Banks S.A. Unibanco Holdings S.A. Form 20-F for the Fiscal Year Ended December 31, 2006 (File No. 1-14640 and 1-14640-01)

Dear Mr. Nolan and Ms. Cooper:

By letter dated September 10, 2007 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission provided certain comments to the annual report on Form 20-F for the fiscal year ended December 31, 2006, as filed on June 18, 2007 by Unibanco – Union of Brazilian Banks S.A. (“Unibanco”) and its parent company Unibanco Holdings S.A. (together with Unibanco, the “Companies”). The Staff requested that the Companies respond to the Comment Letter within ten (10) business days or otherwise inform the Staff of the timing of our response.

After reviewing the Comment Letter, we notified the Staff by way of our September 20, 2007 letter to Mr. Nolan and Ms. Cooper that the Companies were processing the comments and would submit their response by October 5, 2007. On October 5, 2007, our outside counsel, Vanessa Gonzalez notified Mr. Nolan that the Companies would require an additional several days to complete their internal discussions. As Ms. Gonzalez indicated by way of a voicemail message to Mr. Nolan on October 11, 2007, we are in the process of completing our response and intend to submit such response to you no later than October 19, 2007.

Thank you for your consideration. If you or any other member of the Staff has any questions, please do not hesitate to contact Francesca Lavin or Vanessa Gonzalez at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours,

/s/ Geraldo Travaglia Filho

   Chief Executive Officer of Unibanco – Union of Brazilian Banks S.A.

/s/ Geraldo Travaglia Filho

Chief Executive Officer of Unibanco Holdings S.A.

cc:	Francesca Lavin, Esq. Vanessa Gonzalez, Esq. Cleary Gottlieb Steen & Hamilton LLP